April 16, 2020

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:     Allstate Life Insurance Company of New York
Post-Effective Amendment No. 2 to Registration Statement on Form S-1
File No. 333-224078

Members of the Commission:

The above-referenced Registrant filed a post-effective amendment on Form S-1 on April 1, 2020.

As requested, I represent that the disclosures included in the above-referenced post-effective amendment on Form S-1 do not make any material change to existing disclosures and request selective review. As such, if this Registration Statement on Form S-1 pertained to a registered investment company subject to Rule 485 under the Securities Act of 1933, it would be eligible for filing under Rule 485(b).

Please direct any questions or comments to me at 847-402-2759. Thank you.

Very truly yours,

/s/ Efie Vainikos
Efie Vainikos

Enclosure

cc:    Elizabeth Gioia, Esq.
Prudential Financial